The Potential for New Therapeutic Approaches: Global Research Collaboration Examines Multiple
Pathways of Neuroprotection in Huntington Disease

Jerusalem, July 29, 2013 — Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced the formation of a global scientific research collaboration to create a comprehensive understanding and drive insights into neuroprotective therapeutic approaches in Huntington disease (HD).

The collaboration brings together the field’s leading scientific researchers from Singapore, the United Kingdom, Canada, Germany, United States and Israel in a coordinated and intense research program developed in Israel by Dr. Michael Hayden, one of the foremost experts on Huntington disease. The focus of the program is the interaction between laquinimod, a neuroprotective agent currently being investigated in multiple sclerosis, and various molecular pathways operative in Huntington disease.

Huntington disease stems from genetically-programmed degeneration of brain cells in selected areas of the brain. This degeneration results in uncontrolled movements, loss of intellectual faculties, and personality and emotional disturbances. Current therapy for HD consists of symptom management. There are no treatment options that control, stop or reverse the progression of the disease.

This innovative research approach aims to examine the potential to protect neurons against the neuronal degeneration characteristic of HD through multiple pathways such as; immune dysfunction in the periphery, inflammation in astrocytes and microglia, astrocyte activation in the brain and other important pathways.

“HD is a neurodegenerative condition that places an immense burden on the individual, their family and the community,” said Dr. Michael Hayden, President, Teva Global R&D and Chief Scientific Officer. “This program is an important collaboration that will provide vital insights into potential new treatment paradigms in Huntington disease.”

The collaboration consists of leading Huntington disease research centers and others, purposely selected for their expertise in specific pathways relevant to HD. They include:

•	Prof. Sarah Tabrizi, Professor of Clinical Neurology, University College London (UCL), Institute of Neurology

•	Dr. Mahmoud A. Pouladi, Translational Laboratory in Genetic Medicine (TLGM) at the National University of Singapore (NUS) and Biomedical Science Institutes (BMSI)

•	Prof. Ralf Gold, Department of Neurology, St. Josef Hospital/Ruhr University Bochum, Germany,

•	Dr. Blair Leavitt, Department of Medical Genetics, The University of British Colombia

•	Prof. Gareth John, Associate Professor Neurology, Mount Sinai School of Medicine

•	Prof. Daniel Offen , Director, the Neuroscience Laboratory at Felsenstein Medical Research Center, Sackler School of Medicine, Tel Aviv university

“This is a wonderful opportunity to make significant inroads into exciting new possible treatments,” said Prof. Gareth John of the Mount Sinai Medical Center. “Individually, we have all been working hard to broaden our understanding — but in very specific fields. This collaboration helps us with leveraging current understanding towards hopefully identifying a route to coping with this disease.”

About Huntington disease
Huntington disease is a neurodegenerative genetic disorder that affects muscle coordination and leads to cognitive decline and psychiatric problems. It typically becomes noticeable in mid-adult life. HD is the most common genetic cause of abnormal involuntary writhing movements called chorea, which is why the disease used to be called Huntington chorea.

HD is a familial disease, passed from parent to child through a gene mutation. Each child of an HD parent has a 50-50 chance of inheriting the HD gene. If a child does not inherit the HD gene, he or she will not develop the disease and cannot pass it to subsequent generations. A person who inherits the HD gene will sooner or later develop the disease. The worldwide prevalence of HD is at least 1 in every 10,000 people.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

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This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation. our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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